                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2007



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X   Form 40-F
               ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ---     ---

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       )
                                                 -------

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement of results for the year ended December 31, 2006.

     This announcement contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

     -    the Registrant's plan to strengthen its oil and gas operation;

     - the Registrant's plan to place greater emphasis on modifying and optimizing its refinery and petrochemical business structure;

     - the Registrant's plan to speed up construction of major pipelines and ancillary facilities; and

     -    the Registrant's other future plans and prospects.

     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

     -    fluctuations in crude oil and natural gas prices;

     -    failure to achieve continued exploration success;

     -    failure or delay in achieving production from development projects;

     - failure to complete the proposed acquisition of certain overseas assets as planned;

     -    change in demand for competing fuels in the target market;

     -    continued availability of capital and financing;

     -    general economic, market and business conditions;

     - changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

     -    other factors beyond the Registrant's control.

     We do not intend to update or otherwise revise the forward-looking statements in this announcement, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this announcement might not occur in the way we expect, or at all.

     You should not place undue reliance on any of these forward-looking statements.

                       (PETROCHINA COMPANY LIMITED LOGO)

                           PETROCHINA COMPANY LIMITED

 (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                                (Stock Code: 857)


        Announcement of the results for the year ended December 31, 2006

--------------------------------------------------------------------------------

                        -FINANCIAL AND OPERATING SUMMARY-

Output of crude oil for 2006 was 830.7 million barrels, representing an increase of 0.9% from 2005.

Output of marketable natural gas for 2006 was 1,371.9 billion cubic feet, representing an increase of 22.5% from 2005.

Total output of crude oil and natural gas for 2006 was 1,059.4 million barrels of oil equivalent, representing an increase of 4.9% from 2005.

Consolidated turnover for 2006 was RMB688,978 million, representing an increase of 24.8% from 2005.

Consolidated net profit* for 2006 was RMB142,224 million, representing an increase of 6.6% from 2005.

Basic and diluted earnings per share attributable to equity holders of the Company for 2006 were RMB0.79, representing an increase of RMB0.04 from 2005.

The Board of Directors has proposed a final dividend attributable to equity holders of the Company for 2006 of RMB0.154699 per share.

* Consolidated net profit is profit attributable to the Company's equity holders.

--------------------------------------------------------------------------------

The Board of Directors (the 'Board') of PetroChina Company Limited (the 'Company') is pleased to announce that the audited consolidated results of the Company and its subsidiaries (the 'Group") for the year ended December 31, 2006 prepared in accordance with International Financial Reporting Standards ("IFRS') and the Group's consolidated financial position as of December 31, 2006, together with the consolidated results and financial position of 2005 for comparison, are as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                           Notes            2006              2005
                                                                     -----------       -----------
                                                                     RMB million       RMB million
TURNOVER                                                     3          688,978           552,229

OPERATING EXPENSES
  Purchases, services and other                                        (271,123)         (200,321)
  Employee compensation costs                                           (39,161)          (29,675)
  Exploration expenses, including exploratory dry holes                 (18,822)          (15,566)
  Depreciation, depletion and amortisation                              (61,388)          (51,305)
  Selling, general and administrative expenses                          (43,235)          (36,538)
  Taxes other than income taxes                              5          (56,666)          (23,616)
  Other expense, net                                                       (607)           (3,037)
                                                                       --------          --------

TOTAL OPERATING EXPENSES                                               (491,002)         (360,058)
                                                                       --------          --------

PROFIT FROM OPERATIONS                                                  197,976           192,171
                                                                       --------          --------

FINANCE COSTS
  Exchange gain                                                           1,830               942
  Exchange loss                                                          (1,756)             (854)
  Interest income                                                         2,066             1,924
  Interest expense                                                       (3,220)           (2,762)
                                                                       --------          --------

TOTAL NET FINANCE COSTS                                                  (1,080)             (750)
                                                                       --------          --------

SHARE OF PROFIT OF ASSOCIATES AND JOINTLY
 CONTROLLED ENTITIES                                                      2,277             2,401
                                                                       --------          --------

PROFIT BEFORE TAXATION                                       4          199,173           193,822
TAXATION                                                     6          (49,776)          (54,180)
                                                                       --------          --------

PROFIT FOR THE YEAR                                                     149,397           139,642
                                                                       ========          ========

ATTRIBUTABLE TO:
  Equity holders of the Company                                         142,224           133,362
  Minority interest                                                       7,173             6,280
                                                                       --------          --------

                                                                        149,397           139,642
                                                                       ========          ========

BASIC AND DILUTED EARNINGS PER SHARE FOR
 PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF
 THE COMPANY DURING THE YEAR (RMB)                           7             0.79              0.75
                                                                       ========          ========

DIVIDENDS ATTRIBUTABLE TO EQUITY HOLDERS
 OF THE COMPANY:
  Interim dividends                                          9           36,307            27,731
  Final dividends                                            9           27,694            32,282
                                                                       --------          --------

                                                                         64,001            60,013
                                                                       ========          ========

CONSOLIDATED BALANCE SHEET

                                                             Notes            2006              2005
                                                                       -----------       -----------
                                                                       RMB million       RMB million
                                                                       -----------       -----------
NON CURRENT ASSETS
  Property, plant and equipment                                           645,337           563,890
  Investments in associates and jointly controlled entities                32,956            12,378
  Available-for-sale investments                                            2,054             1,230
  Advance operating lease payments                                         20,468            16,235
  Intangible and other assets                                               6,627             5,011
  Time deposits with maturities over one year                               2,499             3,428
                                                                          -------           -------

                                                                          709,941           602,172
                                                                          -------           -------

CURRENT ASSETS
  Inventories                                                              76,038            62,733
  Accounts receivable                                          10           8,488             4,630
  Prepaid expenses and other current assets                                23,281            22,673
  Notes receivable                                                          2,844             3,028
  Investments in collateralised loans                                          --               235
  Time deposits with maturities over three months
   but within one year                                                      3,012             1,691
  Cash and cash equivalents                                                48,559            80,905
                                                                          -------           -------

TOTAL CURRENT ASSETS                                                      162,222           175,895
                                                                          -------           -------

CURRENT LIABILITIES
  Accounts payable and accrued liabilities                     11         120,182            99,758
  Income tax payable                                                       17,744            20,567
  Other taxes payable                                                       6,190             4,824
  Short-term borrowings                                                    35,763            28,689
                                                                          -------           -------

                                                                          179,879           153,838
                                                                          -------           -------

NET CURRENT (LIABILITIES)/ASSETS                                          (17,657)           22,057
                                                                          -------           -------
TOTAL ASSETS LESS CURRENT LIABILITIES                                     692,284           624,229
                                                                          =======           =======

EQUITY
  Equity attributable to equity holders of the Company
  Share capital                                                           179,021           179,021
  Retained earnings                                                       264,092           203,812
  Reserves                                                                143,564           132,556
                                                                          -------           -------

                                                                          586,677           515,389
  Minority interest                                                        30,914            28,278
                                                                          -------           -------

TOTAL EQUITY                                                              617,591           543,667
                                                                          -------           -------

                                                             Notes            2006              2005
                                                                       -----------       -----------
                                                                       RMB million       RMB million
                                                                       -----------       -----------


NON CURRENT LIABILITIES
  Long-term borrowings                                                     35,634            44,570
  Other long-term obligations                                                 995             1,046
  Asset retirement obligations                                             18,481            14,187
  Deferred taxation                                                        19,583            20,759
                                                                          -------           -------

                                                                           74,693            80,562
                                                                          -------           -------

                                                                          692,284           624,229
                                                                          =======           =======

Notes


1.   BASIS OF PREPARATION

     The consolidated financial statements have been prepared in accordance with IFRS issued by the International Accounting Standards Board ("IASB").

     The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in
     Note 2.

     In 2006, the Group adopted the following amendments and interpretations to existing standards which are relevant to its operations. The adoption of these amendments and interpretations did not result currently in changes to the Group's accounting policies. In summary:

     (a)  Amendments and interpretations to existing standards effective in 2006

          - International Accounting Standard ("IAS") No 39 ("IAS 39') and IFRS 4 (Amendment) -- Financial Guarantee Contracts; and

          - International Financial Reporting Interpretations Committee ("IFRIC') Interpretation 4 -- Determining whether an Arrangement contains a Lease.

     (b)  Interpretations to existing standards early adopted by the Group

          - IFRIC Interpretation 8 -- Scope of IFRS 2 (effective for annual periods beginning on or after May 1, 2006).

     The following amendments and interpretations are mandatory for accounting periods beginning on or after January 1, 2006 but are not relevant to the Group's operations:

     - IAS 19 (Amendment) -- Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures;

     -    IAS 21 (Amendment) -- Net Investment in a Foreign Operation;

     - IAS 39 (Amendment) -- Cash Flow Hedge Accounting of Forecast Intragroup Transactions;

     -    IAS 39 (Amendment) -- The Fair Value Option;

     - IFRIC Interpretation 5 -- Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds; and

     - IFRIC Interpretation 6 -- Liabilities arising from Participating in a Specific Market -- Waste Electrical and Electronic Equipment.


2.   CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

     Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

     The matters described below are considered to be the most critical in understanding the judgements that are involved in preparing the Group's consolidated financial statements.

     (a)  Estimation of oil and natural gas reserves

          Oil and natural gas reserves are key elements in the Group's investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation charges to the consolidated profit and loss account. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans. In general, changes in the technical maturity of oil and natural gas reserves resulting from new information becoming available from development and production activities have tended to be the most significant cause of annual revisions. Changes to the Group's estimates of proved reserves, particularly proved developed reserves, affect the amount of depreciation, depletion and amortisation recorded in the Group's consolidated financial statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges (assuming constant production) and reduce net profit.

     (b)  Estimated impairment of property, plant and equipment

          Property, plant and equipment, including oil and gas properties, are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as future prices of crude oil, refined products and chemical products and production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group's business plan. These assumptions also include those relative to the pricing regulations by the regulatory agencies in China that the policies will not restrict the profit margins of refined products to levels that will be insufficient to recover the carrying cost of the related production assets. Favourable changes to some assumptions may avoid the need to impair any assets in these years, whereas unfavourable changes may cause the assets to become impaired.

     (c)  Estimation of asset retirement obligations

          Provisions are recognised for the future decommissioning and restoration of oil and gas properties. The amounts of the provisions recognised are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price level, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic life of oil and gas properties. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic life of oil and gas properties.


3.   TURNOVER

     Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transportation of crude oil and natural gas. Analysis of turnover by segment is shown in Note 12.


4.   PROFIT BEFORE TAXATION


                                                                                     2006            2005
                                                                              -----------     -----------
                                                                              RMB million     RMB million
                                                                              -----------     -----------
     Profit before taxation is arrived at after crediting and charging of the following items:


     Crediting:
     ----------
       Dividend income from available-for-sale investments                           208             109
       Reversal of provision for impairment of receivables                           460             538
       Reversal of impairment of available-for-sale investments                        4              54
       Reversal of write down in inventories                                         180             293

     Charging:
     ---------
       Amortisation on intangible and other assets                                 1,250             888
       Auditors' remuneration                                                        140              50
       Cost of inventories (approximates cost of goods sold) recognised
        as expense                                                               341,456         257,957
       Depreciation on property, plant and equipment, including
        impairment provision
         -- owned assets                                                          58,669          49,198
         -- assets under finance leases                                                6              13
       Impairment of available-for-sale investments                                   36              31
       Provision for impairment of receivables                                       144              83
       Interest expense (Note (a))                                                 3,220           2,762
       Loss on disposal of property, plant and equipment                           1,753           2,026
       Operating lease expenses                                                    5,378           4,850
       Repair and maintenance                                                      9,233           7,880
       Research and development expenses                                           4,260           3,195
       Transportation expenses                                                    17,872          13,707
       Write down in inventories                                                     320             154

       Note (a) Interest expense
                Interest expense                                                   4,535           3,827
                Less: Capitalisation of interest                                  (1,315)         (1,065)
                                                                                 -------         -------

                                                                                   3,220           2,762
                                                                                 =======         =======

5.   TAXES OTHER THAN INCOME TAXES

     Taxes other than income taxes include RMB28,914 million for the year ended December 31, 2006 (2005 : RMB Nil) of special levy which is paid or payable on the portion of income realised by petroleum exploration enterprises from the sales of domestic crude oil at prices higher than a specific level. This levy was imposed by the PRC government and became effective from March 26, 2006.


6.   TAXATION

                                                                      2006                 2005
                                                               -----------          -----------
                                                               RMB million          RMB million
                                                               -----------          -----------
     Income tax                                                   50,972               50,221
     Deferred tax                                                 (1,196)               3,959
                                                                  ------               ------

                                                                  49,776               54,180
                                                                  ======               ======

     In accordance with the relevant PRC income tax rules and regulations, the PRC income tax rate applicable to the Group is principally 33% (2005 :
     33%). Operations of the Group in certain regions in China have qualified for certain tax incentives in the form of reduced income tax rate to 15% through the year 2010 and accelerated depreciation of certain property, plant and equipment.

     The tax on the Group's profit before taxation differs from the theoretical amount that would arise using the statutory tax rate in the PRC applicable to the Group as follows:

                                                                      2006                 2005
                                                               -----------          -----------
                                                               RMB million          RMB million
                                                               -----------          -----------
     Profit before taxation                                      199,173              193,822
                                                                 -------              -------

     Tax calculated at a tax rate of 33%                          65,727               63,961
     Prior year tax return adjustment                                243                  364
     Effect of preferential tax rate                             (14,169)             (10,744)
     Tax effect of income not subject to tax                      (1,602)                (427)

     Tax effect of expenses not deductible for tax purposes        2,466                1,026
     Effect of income taxes from international operations
      in excess of taxes at the PRC statutory tax rate             1,512                   --
     Tax effect of temporary differences in relation to
      certain crude oil sales which no longer existed at
      year end                                                    (4,401)                  --
                                                                 -------              -------

     Tax charge                                                   49,776               54,180
                                                                 =======              =======

7.   BASIC AND DILUTED EARNINGS PER SHARE

     Basic and diluted earnings per share for the year ended December 31, 2006 have been computed by dividing profit for the year attributable to equity holders of the Company by the number of 179,021 million shares issued and outstanding for the year.

     Basic and diluted earnings per share for the year ended December 31, 2005 have been computed by dividing profit for the year attributable to equity holders of the Company by the weighted average number of 176,770 million shares issued and outstanding for the year.

     There are no potential dilutive ordinary shares.

8.   CHANGES IN EQUITY

                                                                                           Minority     Total
                                          Attributable to equity holders of the Company    Interest    Equity
                                          ---------------------------------------------    --------    -------
                                           Share      Retained
                                          Capital     Earnings     Reserves    Subtotal
                                          -------     --------     --------    --------
                                            RMB         RMB          RMB         RMB         RMB          RMB
                                          million     million      million     million     million     million
                                          -------     --------     --------    --------    -------     -------
Balance at January 1, 2005                175,824      143,115      108,834     427,773     15,199     442,972
                                          -------      -------      -------     -------     ------     -------
Currency translation
 differences                                   --           --         (268)       (268)      (465)       (733)
                                          -------      -------      -------     -------     ------     -------

Net loss recognised
 directly in equity                            --           --         (268)       (268)      (465)       (733)
Profit for the year ended
 December 31, 2005                             --      133,362           --     133,362      6,280     139,642
                                          -------      -------      -------     -------     ------     -------

Total recognised income/
 (loss) for 2005                               --      133,362         (268)    133,094      5,815     138,909
                                          -------      -------      -------     -------     ------     -------

Issue of H shares                           3,197           --       16,495      19,692         --      19,692
Transfer to reserves                           --      (18,998)      18,998          --         --          --
Final dividends for 2004
 (Note 9)                                      --      (25,936)          --     (25,936)        --     (25,936)
Interim dividends for 2005
 (Note 9)                                      --      (27,731)          --     (27,731)        --     (27,731)
Payment to CNPC for the
 acquisition of the
 refinery and
 petrochemical businesses                      --           --           (9)         (9)        --          (9)
Dividends to minority
 interest                                      --           --           --          --     (1,568)     (1,568)
Return of capital to
 minority interest due to
 liquidations of
 subsidiaries                                  --           --           --          --       (935)       (935)
Purchase from minority
 interest of listed
 subsidiaries                                  --           --       (1,438)     (1,438)      (581)     (2,019)
Other movement in
 minority interest                             --           --           --          --        242         242
Capital contribution to
 CNPC Exploration and
 Development Company
 Limited                                       --           --      (10,056)    (10,056)    10,106          50
                                          -------      -------      -------     -------     ------     -------

Balance at December 31,
 2005                                     179,021      203,812      132,556     515,389     28,278     543,667
                                          =======      =======      =======     =======     ======     =======

                                                                                           Minority     Total
                                          Attributable to equity holders of the Company    Interest    Equity
                                          ---------------------------------------------    --------    -------
                                           Share      Retained
                                          Capital     Earnings     Reserves    Subtotal
                                          -------     --------     --------    --------
                                            RMB         RMB          RMB         RMB         RMB          RMB
                                          million     million      million     million     million     million
                                          -------     --------     --------    --------    -------     -------
Currency translation
 differences                                   --           --         (191)       (191)      (204)       (395)
                                          -------      -------      -------     -------     ------     -------

Net loss recognised
 directly in equity                            --           --         (191)       (191)      (204)       (395)
Profit for the year ended
 December 31, 2006                             --      142,224           --     142,224      7,173     149,397
                                          -------      -------      -------     -------     ------     -------

Total recognised income/
 (loss) for 2006                               --      142,224         (191)    142,033      6,969     149,002
                                          -------      -------      -------     -------     ------     -------

Transfer to reserves                           --      (13,355)      13,355          --         --          --
Final dividends for 2005
 (Note 9)                                      --      (32,282)          --     (32,282)        --     (32,282)
Interim dividends for 2006
 (Note 9)                                      --      (36,307)          --     (36,307)        --     (36,307)
Dividends to minority
 interest                                      --           --           --          --     (3,000)     (3,000)
Purchase from minority
 interest of subsidiaries                      --           --       (2,156)     (2,156)    (2,579)     (4,735)
Other movement in
 minority interest                             --           --           --          --       (246)       (246)
Minority interest paid-in
 capital                                       --           --           --          --      1,492       1,492
                                          -------      -------      -------     -------     ------     -------

Balance at December 31,
 2006                                     179,021      264,092      143,564     586,677     30,914     617,591
                                          =======      =======      =======     =======     ======     =======

9.   DIVIDENDS ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

                                                                              2006            2005
                                                                       -----------     -----------
                                                                       RMB million     RMB million
                                                                       -----------     -----------
     Final dividends attributable to equity holders of the Company
      for 2004 (Note (i))                                                     --          25,936
     Interim dividends attributable to equity holders of the Company
      for 2005 (Note (ii))                                                    --          27,731
     Final dividends attributable to equity holders of the Company
      for 2005 (Note (iii))                                               32,282              --
     Interim dividends attributable to equity holders of the Company
       for 2006 (Note (iv))                                               36,307              --
                                                                          ------          ------

                                                                          68,589          53,667
                                                                          ======          ======

     (i) Final dividends attributable to equity holders of the Company in respect of 2004 of RMB0.147511 per share amounting to a total of RMB25,936 million were paid on June 10, 2005, and were accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2005.

     (ii) Interim dividends attributable to equity holders of the Company in respect of 2005 of RMB0.157719 per share amounting to a total of RMB27,731 million were paid on September 30, 2005, and were accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2005.

     (iii) Final dividends attributable to equity holders of the Company in respect of 2005 of RMB0.180325 per share amounting to a total of RMB32,282 million were paid on June 9, 2006, and were accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2006.

     (iv) Interim dividends attributable to equity holders of the Company in respect of 2006 of RMB0.202806 per share amounting to a total of RMB36,307 million were paid on September 26, 2006 and were accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2006.

     (v) At the meeting on March 19, 2007, the Board proposed final dividends attributable to equity holders of the Company in respect of 2006 of RMB0.154699 per share amounting to a total of RMB27,694 million. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the balance sheet date and will be accounted for in equity as an appropriation of retained earnings in the year ending December 31, 2007 when approved at the forthcoming annual general meeting.

10.  ACCOUNTS RECEIVABLE

                                                                    December 31,       December 31,
                                                                            2006               2005
                                                                    ------------       ------------
                                                                     RMB million        RMB million
                                                                    ------------       ------------
     Accounts receivable due from third parties                         9,498              6,483
     Accounts receivable due from related parties                       2,247              2,145
     Less: Provision for impairment of receivables                     (3,257)            (3,998)
                                                                       ------             ------

                                                                        8,488              4,630
                                                                       ======             ======

     Amounts due from related parties are interest free and unsecured.

     The aging analysis of accounts receivable at December 31, 2006 and December 31, 2005 is as follows:

                                                                    December 31,       December 31,
                                                                            2006               2005
                                                                    ------------       ------------
                                                                     RMB million        RMB million
                                                                    ------------       ------------
     Within 1 year                                                      8,299              4,280
     Between 1 to 2 years                                                  33                 70
     Between 2 to 3 years                                                  59                 46
     Over 3 years                                                       3,354              4,232
                                                                       ------              -----

                                                                       11,745              8,628
                                                                       ======              =====


     The Group offers its customers credit terms up to 180 days, except for certain selected customers.


11.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                   December 31,       December 31,
                                                                           2006               2005
                                                                   ------------       ------------
                                                                    RMB million        RMB million
                                                                   ------------       ------------
     Trade payable                                                     22,490             13,749
     Advances from customers                                            9,310              7,698
     Salaries and welfare payable                                       8,844              7,353
     Accrued expenses                                                      10                  4
     Dividends payable by subsidiaries to minority shareholders            60                 93
     Interest payable                                                       3                 27
     Construction fee and equipment cost payables                      28,349             16,420
     One-time employee housing remedial payment payable                   933              1,174
     Other payables                                                    14,910             12,158
     Amounts due to related parties                                    35,273             41,082
                                                                      -------             ------

                                                                      120,182             99,758
                                                                      =======             ======

     Other payables consist primarily of customer deposits.

     Amounts due to related parties are interest-free, unsecured and with no fixed terms of repayment.

     The aging analysis of trade payable at December 31, 2006 and December 31, 2005 is as follows:

                                                                   December 31,       December 31,
                                                                           2006               2005
                                                                   ------------       ------------
                                                                    RMB million        RMB million
                                                                   ------------       ------------
     Within 1 year                                                     19,994             12,876
     Between 1 to 2 years                                               1,966                434
     Between 2 to 3 years                                                 196                 85
     Over 3 years                                                         334                354
                                                                       ------             ------

                                                                       22,490             13,749
                                                                       ======             ======


12.  SEGMENT INFORMATION

     The Group is engaged in a broad range of petroleum related activities through its four major business segments: Exploration and Production, Refining and Marketing, Chemicals and Marketing and Natural Gas and Pipeline.

     The Exploration and Production segment is engaged in the exploration, development, production and sales of crude oil and natural gas.

     The Refining and Marketing segment is engaged in the refining, transportation, storage and marketing of crude oil and petroleum products.

     The Chemicals and Marketing segment is engaged in the production and sale of basic petrochemical products, derivative petrochemical products, and other chemical products.

     The Natural Gas and Pipeline segment is engaged in the sale of natural gas and the transmission of natural gas, crude oil and refined products.

     In addition to these four major business segments, the Other segment includes the assets, income and expenses relating to cash management, financing activities, the corporate center, research and development, and other business services to the operating business segments of the Group.

     Most assets and operations of the Group are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns. In addition to its operations in the PRC, the Group also has overseas operations through subsidiaries engaging in the exploration and production of crude oil and natural gas.

     The accounting policies of the operating segments are the same as the Group's accounting policies.

     Operating segment information for the years ended December 31, 2006 and 2005 is presented below:

     Primary reporting format -- business segments

                                        Exploration      Refining     Chemicals      Natural
                                                and           and           and      Gas and
                                         Production     Marketing     Marketing     Pipeline      Other        Total
                                        -----------     ---------     ---------     --------    -------      -------
                                                RMB           RMB           RMB          RMB        RMB          RMB
     Year Ended December 31, 2006           million       million       million      million    million      million
     ----------------------------       -----------     ---------     ---------     --------    -------      -------
     Turnover (including
      intersegment)                        421,340       543,299        82,791       38,917      1,080     1,087,427
     Less: Intersegment sales             (339,619)      (44,806)       (7,983)      (5,617)      (424)     (398,449)
                                          --------       -------        ------       ------     ------     ---------
     Turnover from external
      customers                             81,721       498,493        74,808       33,300        656       688,978
                                          ========       =======        ======       ======     ======     =========

     Depreciation, depletion and
      amortisation                         (37,080)      (12,080)       (6,417)      (5,263)      (548)      (61,388)
     Segment result                        232,404        (5,206)        8,208        9,470     (3,058)      241,818
     Other costs                           (12,544)      (23,958)       (3,150)        (484)    (3,706)      (43,842)
                                          --------       -------        ------       ------     ------     ---------

     Profit/(loss) from operations         219,860       (29,164)        5,058        8,986     (6,764)      197,976
                                          ========       =======        ======       ======     ======     =========

                                        Exploration      Refining     Chemicals      Natural
                                                and           and           and      Gas and
                                         Production     Marketing     Marketing     Pipeline      Other        Total
                                        -----------     ---------     ---------     --------    -------     --------
                                                RMB           RMB           RMB          RMB        RMB          RMB
     Year Ended December 31, 2005           million       million       million      million    million      million
     ----------------------------       -----------     ---------     ---------     --------    -------     --------

     Turnover (including
      intersegment)                        337,208       428,494        73,978       26,214         --       865,894
     Less: Intersegment sales             (270,943)      (33,019)       (4,754)      (4,949)        --      (313,665)
                                          --------       -------        ------       ------     ------      --------

     Turnover from external
      customers                             66,265       395,475        69,224       21,265         --       552,229
                                          ========       =======        ======       ======     ======       =======

     Depreciation, depletion and
      amortisation                         (30,896)       (8,964)       (6,869)      (4,478)       (98)      (51,305)
     Segment result                        220,452         2,116         6,896        3,639     (1,357)      231,746
     Other costs                           (12,372)      (21,926)       (3,620)        (456)    (1,201)      (39,575)
                                          --------       -------        ------       ------     ------      --------

     Profit/(loss) from operations         208,080       (19,810)        3,276        3,183     (2,558)      192,171
                                          ========       =======        ======       ======     ======       =======

     Note: Effective January 1, 2006, the results of operations, together with the corresponding assets and liabilities, of certain research and development activities of the Group are reclassified from the Exploration and Production segment, the Refining and Marketing segment, the Chemicals and Marketing segment and the Natural Gas and Pipeline segment to the Other segment to reflect the changes in the manner under which these activities are managed. The results of operations, together with the corresponding assets and liabilities, of these research and development activities were included in the previously reported segments in the segment information for the year ended December 31, 2005. Selected financial data of these research and development activities for the year ended December 31, 2005 are as follows:

                                        Exploration      Refining     Chemicals      Natural
                                                and           and           and      Gas and
                                         Production     Marketing     Marketing     Pipeline          Total
                                        -----------     ---------     ---------     --------      ---------
                                                RMB           RMB           RMB          RMB            RMB
                                            million       million       million      million        million
                                        -----------     ---------     ---------     --------      ---------
           Turnover (including
            intersegment)                    543             --            39           --            582
           Turnover from external
            customers                         21             --            29           --             50
           Depreciation, depletion and
            amortisation                    (295)           (26)          (64)          (6)          (391)
           Segment result                   (714)           (88)         (162)         (21)          (985)
           Other costs                      (664)           (96)          (81)         (42)          (883)
           Loss from operations           (1,378)          (184)         (243)         (63)        (1,868)

     Secondary reporting format -- geographical segments

                                                                                                       Capital
                                                  Turnover               Total assets                expenditures
                                            --------------------      -------------------       ---------------------
     Year Ended December 31,                   2006         2005         2006        2005          2006          2005
                                                RMB          RMB          RMB         RMB           RMB           RMB
                                            million      million      million     million       million       million
                                            -------      -------      -------     -------       -------       -------
     PRC                                    665,267      531,520      811,919     717,934       142,371       119,505
     Other (Exploration and Production)      23,711       20,709       60,244      60,133         6,375         5,296
                                            -------      -------      -------     -------       -------       -------

                                            688,978      552,229      872,163     778,067       148,746       124,801
                                            =======      =======      =======     =======       =======       =======

13.  SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP (UNAUDITED)

     The consolidated financial statements of the Group appearing in this announcement have been prepared in accordance with IFRS, which differ in certain material respects from the accounting principles generally accepted in the United States of America ("US GAAP'). Such differences involve methods for measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP.

     Effect on net income of significant differences between IFRS and US GAAP is as follows:

                                                                           Year Ended December 31,
                                                                       ------------------------------
                                                                              2006               2005
                                                                       -----------        -----------
                                                                       RMB million        RMB million
                                                                       -----------        -----------
     Profit for the year under IFRS                                      149,397             139,642
     US GAAP adjustments:
       Share of profit of jointly controlled entities                      2,735                   2
       Depreciation charges on property, plant and equipment
        revaluation gain                                                   3,828               6,528
       Depreciation charges on property, plant and equipment
        revaluation loss                                                      --                (149)
       Loss on disposal of revalued property, plant and equipment            287                 432
       Income tax effect                                                  (1,358)             (2,248)
       Minority interest                                                  (8,600)             (6,341)
       Depreciation charges on property, plant and equipment arising
        from purchase from minority interest of subsidiaries                (202)                 --
                                                                         -------             -------

     Net income under US GAAP                                            146,087             137,866
                                                                         =======             =======


     Basic and diluted net income per share under US GAAP (RMB)             0.82                0.78
                                                                         =======             =======

     Effect on equity of significant differences between IFRS and US GAAP is as follows:

                                                                            December 31,    December 31,
                                                                                    2006            2005
                                                                            ------------    ------------
                                                                             RMB million     RMB million
                                                                            ------------    ------------
     Equity under IFRS                                                         617,591         543,667
     US GAAP adjustments:
       Acquisition of PetroKazakhstan Inc.                                      22,129          22,129
       Share of profit of jointly controlled entities                            2,737               2
       Deemed distribution to CNPC International Limited                        (3,044)             --
       Payment for the acquisition of PetroKazakhstan Inc.                     (21,376)             --
       Reversal of property, plant and equipment revaluation gain              (80,555)        (80,555)
       Depreciation charges on property, plant and equipment
        revaluation gain                                                        55,799          51,971
       Reversal of property, plant and equipment revaluation loss                1,513           1,513
       Depreciation charges on property, plant and equipment
        revaluation loss                                                        (1,459)         (1,459)
       Loss on disposal of revalued property, plant and equipment                2,033           1,746
       Deferred tax assets on revaluation                                        7,485           8,843
        Minority interest                                                      (30,953)        (39,100)
       Effect on the retained earnings from the one-time remedial payments for staff housing borne by the state shareholder of
        the Company                                                             (2,553)         (2,553)
       Effect on the other reserves of the shareholders' equity from the one-time remedial payments for staff housing borne by the
        state shareholder of the Company                                         2,553           2,553
       Purchase from minority interest of subsidiaries                           3,594           1,438
       Depreciation charges on property, plant and equipment arising
        from purchase from minority interest of subsidiaries                      (202)             --
       Currency translation differences                                           (822)            (54)
                                                                               -------         -------

     Shareholders' equity under US GAAP                                        574,470         510,141
                                                                               =======         =======

     Changes in shareholders' equity under US GAAP for each of the years ended December 31, 2006 and 2005 are as follows:

                                                                           Year Ended December 31,
                                                                       ------------------------------
                                                                              2006               2005
                                                                       -----------        -----------
                                                                       RMB million        RMB million
                                                                       -----------        -----------

     Balance at beginning of year                                         510,141            405,573
     Net income for the year                                              146,087            137,866
     Acquisition of PetroKazakhstan Inc.                                       --             11,064
     Deemed distribution to CNPC International Limited                     (1,522)                --
     Payment for the acquisition of PetroKazakhstan Inc.                  (10,688)                --
     Final dividends for year 2004                                             --            (25,936)
     Interim dividends for year 2005                                           --            (27,731)
     Final dividends for year 2005                                        (32,282)                --
     Interim dividends for year 2006                                      (36,307)                --
     Payment to CNPC for acquisition of refinery and petrochemical
      businesses                                                               --                 (9)
     Issue of H shares                                                         --             19,692
     Capital contribution to CNPC Exploration and Development
      Company Limited                                                          --            (10,056)
     Currency translation differences                                        (959)              (322)
                                                                          -------            -------

     Balance at end of year                                               574,470            510,141
                                                                          =======            =======

     In preparing the summary of differences between IFRS and US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenues and expenses. Accounting estimates have been employed in these consolidated financial statements to determine reported amounts, including realisability, useful lives of tangible and intangible assets, income taxes and other factors. Actual results may differ from those estimates.

     A summary of the principal differences and additional disclosures applicable to the Group is set out below:

     (a)  Acquisition of PetroKazakhstan Inc.

          The Group acquired a 67% equity interest in PetroKazakhstan Inc. ("PKZ") from CNPC International Limited ("CNPCI'), a subsidiary of China National Petroleum Corporation ("CNPC"), effective on December 28, 2006 for RMB21,376 million.

          Pursuant to the shareholders' agreement in relation to the acquisition of PKZ, each shareholder of PKZ has a veto right relating to certain financial and operating decisions, and is therefore considered as having joint control over PKZ. In accordance with the Group's accounting policy, the Group accounts for its investment in PKZ using the equity method of accounting under IFRS accounting from December 28, 2006. Under US GAAP accounting, as both CNPCI and the Group are under common control by CNPC, the acquisition of PKZ has been accounted for in a manner similar to pooling of interest. Accordingly, the US GAAP financial data reflects the acquisition of the 67% equity interest in PKZ since PKZ was first acquired by CNPCI on October 26, 2005.

          On December 15, 2006, PKZ paid to CNPCI a dividend amounted to RMB3,044 million which was recorded as a deemed distribution to CNPCI.

          The purchase consideration for the acquisition of the 67% equity interest in PKZ was paid by the Group to CNPCI on December 28, 2006.

     (b)  Revaluation of property, plant and equipment

          The property, plant and equipment, excluding oil and gas reserves, transferred to the Company by CNPC were appraised during 1999 by a firm of independent valuers on a depreciated replacement cost basis. The 1999 revaluation resulted in RMB80,549 million in excess of the carrying value immediately prior to the revaluation and a revaluation loss of RMB1,122 million on certain property, plant and equipment.

          As at September 30, 2003, a revaluation of the Group's refining and chemical production equipment was undertaken by a firm of independent valuers registered in the PRC, China United Assets Appraiser Co., Ltd, on a depreciated replacement cost basis. The September 2003 revaluation resulted in RMB872 million in excess of the carrying value immediately prior to the revaluation and a revaluation loss of RMB1,257 million on certain property, plant and equipment.

          As at March 31, 2006, a revaluation of the Group's oil and gas properties was undertaken by independent valuers, China United Assets Appraiser Co., Ltd and China Enterprise Appraisals, on a depreciated replacement cost basis. The revaluation did not result in significant difference from their carrying value.

          The depreciation charge, which includes impairment charge, on the revaluation surplus from January 1, 2006 to December 31, 2006 was RMB3,828 million and from January 1, 2005 to December 31, 2005 was RMB6,528 million respectively.

          The depreciation charge, which includes impairment charge, on the revaluation loss from January 1, 2006 to December 31, 2006 and from January 1, 2005 to December 31, 2005 was RMB Nil and RMB149 million respectively.

          The loss on disposal of revalued property, plant and equipment from January 1, 2006 to December 31, 2006 was RMB287 million, and from January 1, 2005 to December 31, 2005 was RMB432 million which includes shut down of manufacturing assets.

          For purposes of reconciling to the US GAAP financial data, the effect of the revaluation, the related depreciation charges and loss on disposal was reversed. A deferred tax asset relating to the reversal of the effect of revaluation in 1999 was established, together with a corresponding increase in the equity. Under a special approval granted by the Ministry of Finance, the effect of the revaluation in 1999 is available as additional depreciation base for the purposes of determining taxable income.

     (c)  One-time remedial payments for staff housing

          The Ministry of Finance of the PRC issued several public notices and regulations during the years ended December 31, 2000 and 2001 with respect to the one-time remedial payments for staff housing payable to certain employees who joined the workforce prior to December 31, 1998 and have housing conditions below local standards as determined in accordance with government regulations and guidelines. These Ministry of Finance notices and regulations also provided that the portion of remedial payments attributable to the periods prior to a restructuring of the employer enterprise from a wholly state-owned status to a less than wholly state-owned status is to be borne by the state shareholder of the enterprise.

          The restructuring that resulted in the formation of the Group took place in November 1999. As such, the one-time remedial housing payments payable to the eligible employees of the Group are to be borne by the state shareholder of the Company.

          Under IFRS, such direct payments to employees or reimbursements will not be recorded through the consolidated profit and loss account of the Group. US GAAP does not contain such exemption and requires this principal shareholder's action on behalf of the Company to be recorded in the consolidated profit and loss account. In the last quarter of year 2002, the Group and CNPC completed the process of estimating the amount payable to qualified employees of the Group. This amount, RMB2,553 million, was reflected in determining net income of the Group for the year ended December 31, 2002, under US GAAP. Since this amount was borne by CNPC, a corresponding amount was included as an addition to the other reserves in the equity of the Group. There were no significant changes in this estimate during 2005 and 2006.

     (d)  Minority interest

          In accordance with the revised IFRS 1 'Presentation of Financial Statements" and IAS 27 "Consolidated and Separate Financial Statements', minority interest becomes part of the profit for the year and total equity of the Group respectively, whereas under US GAAP, it is respectively excluded from the net income and equity of the Group.

          This reconciling item includes the impact of minority interest's share of the revaluation gain and loss on the property, plant and equipment of non-wholly owned subsidiaries and the impact of minority interest arising from the acquisition of the 67% equity interest in PKZ by a non-wholly owned subsidiary of the Group to net income and equity under US GAAP.

     (e)  Purchase from minority interest of subsidiaries

          The Company acquired certain outstanding A shares from the minority interest of Jinzhou Petrochemical Company Limited ('JPCL') and Liaohe Jinma Oilfield Company Limited ("LJOCL') and A shares and H shares (including ADS) from the minority interest of Jilin Chemical Industrial Company Limited ('JCIC'). Under IFRS, the Company applies a policy of treating transactions with minority interest as transactions with equity participants of the Group. Therefore, the assets and liabilities of JPCL, LJOCL and JCIC additionally acquired by the Company from minority interest were recorded by the Company at cost. The difference between the Company's purchase cost and the book value of the interests in JPCL, LJOCL and JCIC acquired by the Company from minority interest was recorded in equity. Under US GAAP, the acquisition of additional minority interest is accounted for under purchase method. Assets and liabilities additionally acquired were restated to fair value and the difference of purchase cost over fair value of the minority interest acquired and identified intangible assets was recorded as goodwill. Additional depreciation charges were provided for the assets which were restated to fair value.

     (f)  Recent US accounting pronouncements

          In September 2005, the Emerging Issues Task Force ('EITF') reached consensus on Issue No. 04-13, 'Accounting for Purchases and Sales of Inventory with the Same Counterparty" ("EITF 04-13') which requires two or more inventory purchases and sales transactions with the same counterparty that are entered into in contemplation of one another should be combined for purposes of applying Opinion 29, 'Accounting for Nonmonetary Transactions". The Task Force also agreed that an entity should disclose the amount of revenue and costs (or gains and losses) associated with inventory exchanges recognised at fair value. This Issue should be applied to new arrangements entered into, or modifications or renegotiations of existing arrangements, beginning in the first interim or annual reporting period beginning after March 15, 2006 and early application is permitted in periods for which financial statements have not been issued. The Group did not early adopt EITF 04-13 and does not expect the adoption of EITF 04-13 to have a material impact on the Group's financial position or results of operations.

          In June 2006, EITF issued No. 06-3, 'How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement" ("EITF 06-3"). EITF 06-3 requires disclosure of the presentation of taxes on either a gross or a net basis as an accounting policy decision. The provisions of EITF 06-3 are effective for interim and annual reporting periods beginning after December 15, 2006, and early application is permitted. The Group did not early adopt EITF 06-3 and does not expect the adoption of EITF 06-3 to have a material impact on the presentation of the Group's financial statements.

          In July 2006, the Financial Accounting Standards Board ("FASB') issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109" ("FIN 48'). FIN 48 prescribes a comprehensive model for recognising, measuring, presenting and disclosing in the financial statements uncertain tax positions that the Group has taken or expects to take in its tax returns. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. Earlier adoption is permitted as of the beginning of an enterprise's fiscal year, provided the enterprise has not yet issued financial statements, including financial statements for any interim period, for that fiscal year. The cumulative effect of applying the provisions of this Interpretation should be reported as an adjustment to the opening balance of retained earnings for that fiscal year. The Group is currently evaluating the impact of adopting FIN 48.

          In September 2006, the FASB issued Statement of Financial Accounting Standards No.157, 'Fair Value Measurements" ('FAS 157"), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. FAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. FAS 157 will be effective for fiscal years beginning after November 15, 2007, and all interim periods within those fiscal years. Earlier application is permitted if the entity has not issued interim or annual financial statements for that fiscal year. The Group is currently evaluating the impact of adopting FAS 157 but does not expect to have a material effect on the Group's consolidated financial position and results of operations.

          In September 2006, the U.S. Securities and Exchange Commission ('SEC") released SAB No. 108, 'Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108'). SAB 108 provides interpretive guidance on the SEC's views on the consideration of effects of prior year misstatements in quantifying current year misstatements for the purpose of determining whether the current year's financial statements are materially misstated. The provisions of SAB 108 are effective for fiscal years ending after November 15, 2006. The application of SAB 108 did not have any material effect on the Group's consolidated financial position and results of operations.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements of the Group and the notes thereto, proposed to be submitted by the Company to The Stock Exchange of Hong Kong Limited (the 'HKSE') and published on the website of the HKSE on or before April 30, 2007, which contains information required under Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the 'Listing Rules') applicable to this reporting period.

Overview

For the twelve months ended December 31, 2006, profit before taxation of the Group was RMB199,173 million, representing an increase of 2.8% compared with the previous year. Net profit was RMB142,224 million, representing an increase of 6.6% compared with the previous year. The performance of the Group has again reached a record high and the overall competitiveness of the Group was further enhanced. The Group achieved fruitful results in oil and gas exploration and the oil and gas output hit another historical high. In relation to the refinery and petrochemical operations, the Group continues to optimise resource allocation and has been able to continue to meet market demands. Natural gas and pipeline operations grew quickly with the construction of major natural gas pipelines. Development of international operations accelerated, paving the way for gradual expansion in the scale of the Group's international operations.

For the twelve months ended December 31, 2006, the basic and diluted earnings per share attributable to equity holders of the Company were RMB0.79 (2005 :
RMB0.75).

Comparison between the twelve months ended December 31, 2006 and the twelve months ended December 31, 2005

Consolidated Operating Results

Turnover Turnover increased 24.8% from RMB552,229 million for the twelve months ended December 31, 2005 to RMB688,978 million for the twelve months ended December 31, 2006. This was primarily due to the increases in the selling prices and sales volume of major products including crude oil, natural gas and certain refined products.

Operating Expenses Operating expenses increased 36.4% from RMB360,058 million for the twelve months ended December 31, 2005 to RMB491,002 million for the twelve months ended December 31, 2006. This was primarily due to an increase in the purchase costs of crude oil, feedstock oil and refined products from external suppliers and an increase in taxes other than income taxes, depreciation, depletion and amortisation and the employee compensation costs.

Purchases, Services and Other Expenses Purchases, services and other expenses increased 35.3% from RMB200,321 million for the twelve months ended December 31, 2005 to RMB271,123 million for the twelve months ended December 31, 2006. This was primarily due to (1) an increase in the purchase prices and purchase volume of crude oil and feedstock oil from external suppliers that resulted in the increase in the purchase costs; (2) an increase in the purchase prices and purchase volume of refined products from external suppliers that resulted in the increase in the purchase costs; and (3) an increase in the lifting costs of oil and gas operations and the processing cost of the Group's refineries that resulted from the increase in prices of raw materials, fuel, energy and other production materials in the PRC as well as an expansion of the production scale of the Group. In addition, the increase in the purchase expenses was also resulted from an increase in the refined product supply operation in 2006.

Employee Compensation Costs Employee compensation costs rose 32.0% from RMB29,675 million for the twelve months ended December 31, 2005 to RMB39,161 million for the twelve months ended December 31, 2006. This was primarily due to
(1) an increase in the employees' salaries as a result of continuous growth in the performance of the Group achieved in the twelve months ended December 31, 2006; (2) an increase in the employees' salaries that resulted from the expansion of the scale of operations and the retail network of the Group; and
(3) a sequential increase in the welfare expenses as a result of an increase in the salaries.

Exploration Expenses Exploration expenses increased 20.9% from RMB15,566 million for the twelve months ended December 31, 2005 to RMB18,822 million for the twelve months ended December 31, 2006. To further boost crude oil and natural gas resources, the Group undertook more exploration activities for crude oil and natural gas in the twelve months ended December 31, 2006. There was also an increase in the expensing of exploratory well costs.

Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation increased 19.7% from RMB51,305 million for the twelve months ended December 31, 2005 to RMB61,388 million for the twelve months ended December 31, 2006. This was primarily due to an increase in the provision for depreciation, depletion and amortisation that resulted from an increase in the average amount of property, plant and equipment and the average net value of oil and gas properties during 2006.

Selling, General and Administrative Expenses Selling, general and administrative expenses increased 18.3% from RMB36,538 million for the twelve months ended December 31, 2005 to RMB43,235 million for the twelve months ended December 31, 2006. This was primarily due to an increase in transportation and other related costs that resulted from an increase in freights for railway transportation, rises in marine fuel prices and an increase in the sales volume of refined and petrochemical products of the Group during the twelve months ended December 31, 2006. In addition, there was an increase in research and development expenses resulting from intensified technological development efforts in the current year.

Taxes other than Income Taxes Taxes other than income taxes increased 139.9% from RMB23,616 million for the twelve months ended December 31, 2005 to RMB56,666 million for the twelve months ended December 31, 2006. The increase was primarily due to (1) the imposition by the PRC government of a special levy on the petroleum exploration enterprises since March 26, 2006 which is payable on the portion of the income realised from the sale of domestic crude oil prices exceeding US$40 per barrel; (2) an increase in consumption tax and surcharges as a result of an increase in the output volume of gasoline and diesel by the Group's refineries and an expansion of the scope of consumption tax in the PRC in 2006; and (3) an increase in resource tax resulting from an increase in resource tax rates by the PRC government in the second half of 2005 and an increase in the Group's production volume of oil and natural gas.

Profit from Operations As a result of the factors discussed above, profit from operations increased 3.0% from RMB192,171 million for the twelve months ended December 31, 2005 to RMB197,976 million for the twelve months ended December 31, 2006.

Net Exchange Gain Net exchange gain decreased 15.9% from RMB88 million for the twelve months ended December 31, 2005 to RMB74 million for the twelve months ended December 31, 2006. The decrease in the net exchange gain was primarily due to a combination effect of the appreciation of Renminbi against both the United States Dollar and the Japanese Yen and the depreciation in Renminbi against both the Euro and the Pound Sterling.

Net Interest Expenses Net interest expenses increased 37.7% from RMB838 million for the twelve months ended December 31, 2005 to RMB1,154 million for the twelve months ended December 31, 2006. This increase reflects an increase in interest expenses recognised as a result of the accretion expense in relation to asset retirement obligations.

Profit Before Taxation Profit before taxation rose by 2.8% from RMB193,822 million for the twelve months ended December 31, 2005 to RMB199,173 million for the twelve months ended December 31, 2006.

Taxation Taxation decreased 8.1% from RMB54,180 million for the twelve months ended December 31, 2005 to RMB49,776 million for the twelve months ended December 31, 2006. The decrease was primarily due to the reversal of temporary differences (in relation to certain crude oil sales that were exempted from tax prior to the establishment of the Company in November 1999) that no longer existed as at December 31, 2006.

Net Profit As a result of the factors discussed above, net profit increased 6.6% from RMB133,362 million for the twelve months ended December 31, 2005 to RMB142,224 million for the twelve months ended December 31, 2006.

Segment Information

Exploration and Production

Turnover Turnover increased 24.9% from RMB337,208 million for the twelve months ended December 31, 2005 to RMB421,340 million for the twelve months ended December 31, 2006. The increase was primarily due to an increase in the prices and sales volume of crude oil and natural gas. The average realised crude oil price of the Group in 2006 was US$59.81 per barrel, representing an increase of US$11.44 per barrel or 23.7% from US$48.37 per barrel compared with the previous year.

Intersegment sales revenue increased 25.3% from RMB270,943 million for the twelve months ended December 31, 2005 to RMB339,619 million for the twelve months ended December 31, 2006. The increase was mainly due to an increase in the prices of crude oil and natural gas and an increase in the intersegment sales volume.

Operating Expenses Operating expenses increased 56.0% from RMB129,128 million for the twelve months ended December 31, 2005 to RMB201,480 million for the twelve months ended December 31, 2006. The increase was primarily due to increases in taxes other than income taxes, purchase expenses and depreciation, depletion and amoritsation.

Profit from Operations Profit from operations increased 5.7% from RMB208,080 million for the twelve months ended December 31, 2005 to RMB219,860 million for the twelve months ended December 31, 2006.

Refining and Marketing

Turnover Turnover rose 26.8% from RMB428,494 million for the twelve months ended December 31, 2005 to RMB543,299 million for the twelve months ended December 31, 2006. The increase was due to an increase in the selling prices and the sales volume of key products, of which:

Sales revenue from gasoline increased 9.4% from RMB110,438 million for the twelve months ended December 31, 2005 to RMB120,771 million for the twelve months ended December 31, 2006. The average realised selling price of gasoline surged 19.3% from RMB4,221 per ton for the twelve months ended December 31, 2005 to RMB5,034 per ton for the twelve months ended December 31, 2006, resulting in an increase in revenue by RMB19,504 million. The sales volume of gasoline decreased 8.3% from 26.16 million tons for the twelve months ended December 31, 2005 to 23.99 million tons for the twelve months ended December 31, 2006, resulting in a decrease in revenue by RMB9,171 million.

Sales revenue from diesel increased 21.7% from RMB176,999 million for the twelve months ended December 31, 2005 to RMB215,459 million for the twelve months ended December 31, 2006. The average realised selling price of diesel increased 19.1% from RMB3,702 per ton for the twelve months ended December 31, 2005 to RMB4,409 per ton for the twelve months ended December 31, 2006, resulting in an increase in revenue by RMB34,544 million. The sales volume of diesel increased 2.2% from
47.81 million tons for the twelve months ended December 31, 2005 to 48.86 million tons for the twelve months ended December 31, 2006, resulting in an increase in revenue by RMB3,916 million.

Sales revenue from kerosene increased 23.2% from RMB7,480 million for the twelve months ended December 31, 2005 to RMB9,219 million for the twelve months ended December 31, 2006.

Intersegment sales revenue increased 35.7% from RMB33,019 million for the twelve months ended December 31, 2005 to RMB44,806 million for the twelve months ended December 31, 2006. The increase was primarily due to a rise in the selling prices of key refined products and changes in their sales volume.

Operating Expenses Operating expenses increased 27.7% from RMB448,304 million for the twelve months ended December 31, 2005 to RMB572,463 million for the twelve months ended December 31, 2006. The increase was primarily due to an increase in the purchase costs of crude oil, feedstock oil and refined products from external suppliers, and an increase in the selling, general and administrative expenses. In addition, the increase in the operating expenses also resulted from an increase in the level of refined product supply operations in 2006.

Loss from Operations Loss from operations amounted to RMB29,164 million for the twelve months ended December 31, 2006, compared to loss from operations amounted to RMB19,810 million for the twelve months ended December 31, 2005. The increase in the loss primarily resulted from the domestic prices of refined products in the PRC not being in line with that of the international market. Meanwhile, the purchase cost of crude oil and the processing cost of the Group's refineries increased resulting from the rises in international crude oil prices and other production materials.

Chemicals and Marketing

Turnover Turnover rose 11.9% from RMB73,978 million for the twelve months ended December 31, 2005 to RMB82,791 million for the twelve months ended December 31, 2006. The growth in turnover was primarily due to an increase in the sales volume and selling prices of certain chemical products.

Operating Expenses Operating expenses increased 9.9% from RMB70,702 million for the twelve months ended December 31, 2005 to RMB77,733 million for the twelve months ended December 31, 2006. The increase was primarily due to an increase in the purchase costs for direct materials.

Profit from Operations Profit from operations increased 54.4% from RMB3,276 million for the twelve months ended December 31, 2005 to RMB5,058 million for the twelve months ended December 31, 2006.

Natural Gas and Pipeline

Turnover Turnover increased 48.5% from RMB26,214 million for the twelve months ended December 31, 2005 to RMB38,917 million for the twelve months ended December 31, 2006. The increase was primarily due to an increase in the sales volume and selling prices of natural gas, and an increase in the volume of natural gas from pipeline transmission and the average price for pipeline transmission of natural gas.

Operating Expenses Operating expenses increased 30.0% from RMB23,031 million for the twelve months ended December 31, 2005 to RMB29,931 million for the twelve months ended December 31, 2006. The increase was primarily due to an increase in the purchase costs of natural gas and an increase in depreciation charges.

Profit from Operations Profit from operations increased 182.3% from RMB3,183 million for the twelve months ended December 31, 2005 to RMB8,986 million for the twelve months ended December 31, 2006.


LIQUIDITY AND CAPITAL RESOURCES

For the twelve months ended December 31, 2006, the Group's primary sources of funds were cash generated from operating activities, and short-term and long-term borrowings. The Group's funds were primarily used for operating activities, capital expenditures, a major acquisition, repayment of short-term and long-term borrowings and distribution of dividends to equity holders of the Company.

As at December 31, 2006, short-term borrowings made up approximately 5.2% of the Group's capital employed as compared with approximately 4.7% as at December 31, 2005. The Group's ability to obtain adequate financing may be affected by the financial position, the operating results and the conditions of the domestic and foreign capital markets. The Group must seek approvals from the relevant PRC government authorities before raising capital in the domestic and foreign capital markets. In general, the Group must obtain the PRC government's approvals for any project involving significant capital investments in the Refining and Marketing segment, the Chemicals and Marketing segment and the Natural Gas and Pipeline segment.

The Group plans to fund its capital expenditures and related investments principally from cash flows generated from operating activities and short-term and long-term borrowings. For the twelve months ended December 31, 2006, net cash flows generated from operating activities was RMB198,102 million. As at

December 31, 2006, the Group had RMB48,559 million in cash and cash equivalents. Cash and cash equivalents were primarily denominated in Renminbi (with Renminbi and United States Dollar accounting for approximately 82.5% and 17.5%, respectively).

The table below sets forth the cash flows of the Group for the twelve months ended December 31, 2006 and 2005, respectively and the amounts of cash and cash equivalents as at the end of each year.

                                                          Year Ended December 31,
                                                        ---------------------------
                                                               2006            2005
                                                        -----------     -----------
                                                        RMB million     RMB million
                                                        -----------     -----------
Net cash flows from operating activities                  198,102         203,885
Net cash flows used for investing activities             (158,451)        (91,576)
Net cash flows used for financing activities              (71,739)        (42,634)
Currency translation differences                             (258)           (458)

Cash and cash equivalents as at the end of year            48,559          80,905

Cash Flows from Operating Activities

The net cash flows of the Group generated from operating activities for the twelve months ended December 31, 2006 was RMB198,102 million, representing a decrease of 2.8% compared with RMB203,885 million generated for the twelve months ended December 31, 2005. This decrease was primarily due to the cash flows generated from the increased profits during 2006 being offset by the increased cash outflows resulted from the reduction in working capital related to the operating activities of the Group during 2006 and the increase in the income tax payments.

For the twelve months ended December 31, 2006, the Group had current liabilities in excess of current assets of RMB17,657 million compared with the net current assets of RMB22,057 million for the twelve months ended December 31, 2005. The change was primarily due to the payment of approximately RMB21,376 million for the acquisition of a 67% equity interest in PKZ on December 28, 2006 and an increase in the amounts of dividends paid in the twelve months ended December 31, 2006.

Cash Flows Used for Financing Activities

The net borrowings of the Group as at December 31, 2006 and December 31, 2005, respectively, are as follows:

                                                                             As at December 31,
                                                                      ----------------------------------
                                                                             2006                2005
                                                                      -----------            -----------
                                                                      RMB million            RMB million
                                                                      -----------            -----------
Short-term borrowings (including current portion
 of long-term borrowings)                                                35,763                 28,689
Long-term borrowings                                                     35,634                 44,570
                                                                        -------                -------

Total borrowings                                                         71,397                 73,259
                                                                        -------                -------

Less: Cash and cash equivalents                                         (48,559)               (80,905)
                                                                        -------                -------


Net borrowings                                                           22,838                 (7,646)
                                                                        =======                =======

Maturities of long-term borrowings of the Group are as follows:


                                                         Principal as at        Principal as at
                                                            December 31,           December 31,
                                                                    2006                   2005
                                                         ---------------        ---------------
                                                             RMB million            RMB million
                                                         ---------------        ---------------
To be repaid within one year                                  20,607                 15,325
To be repaid within one to two years                          11,797                 18,373
To be repaid within two to five years                         10,449                 14,942
To be repaid after five years                                 13,388                 11,255
                                                              ------                 ------

                                                              56,241                 59,895
                                                              ======                 ======

Of the total borrowings of the Group as at December 31, 2006, approximately 29.3% were fixed-rate loans and approximately 70.7% were floating-rate loans. Of the borrowings as at December 31, 2006, approximately 74.0% were denominated in Renminbi, approximately 24.8% were denominated in United States Dollar, approximately 0.6% were denominated in Singapore Dollar, approximately 0.4% were denominated in Euro, approximately 0.1% were denominated in Pound Sterling and approximately 0.1% were denominated in Japanese Yen.

As at December 31, 2006, the amount of borrowings owed by the Group to China Petroleum Finance Company Limited ("CP Finance') was RMB27,184 million, the amount of borrowings owed to state-owned banks and other state-owned non-banking financial institutions was RMB32,810 million and the amount of borrowings owed to other related parties was RMB5 million.

As at December 31, 2006, the amounts of short-term and long-term borrowings owed by the Group to CP Finance were RMB320 million and RMB26,864 million, respectively.

The net cash flows used for financing activities of the Group for the twelve months ended December 31, 2006 increased 68.3% compared with that for the twelve months ended December 31, 2005. The increase was primarily due to an increase in dividend payments to shareholders of the Company as compared with last year, and also due to the fact that while the Group raised RMB19,692 million through the new issue of H shares in 2005, there was no similar financing activities in the reporting period.

As at December 31, 2006, borrowings of the Group included secured loans (bank borrowings) totaling RMB359 million (RMB1,108 million as at December 31, 2005). These bank borrowings are secured mostly over certain of the Group's properties and time deposits with maturities over one year.

As at December 31, 2006, the gearing ratio of the Group (gearing ratio = interest-bearing debts/(interest-bearing debts + total equity)) was 10.4% (11.9% as at December 31, 2005).

Capital Expenditures

The table below sets out our capital expenditures by business segments for the twelve months ended December 31, 2006, the twelve months ended December 31, 2005 and the estimates for 2007 respectively. For the twelve months ended December 31, 2006, capital expenditures of the Group increased 19.2% to RMB148,746 million from RMB124,801 million for the twelve months ended December 31, 2005. The increase in capital expenditures was primarily due to an increase in expenditures relating to crude oil and natural gas exploration and exploitation, development of major petrochemical projects and implementation of safety and environmental protection in 2006 as well as increases in the prices of steel, fuel oil, water, electricity and other production materials.


                                                             Year Ended December 31,
                                                  ----------------------------------------------------          Estimates for
                                                          2006                         2005                          2007
                                                  -----------------------       ----------------------      -----------------------
                                                      RMB                           RMB                         RMB
                                                  million               %       million              %      million               %
                                                  -------           -----       -------          -----      -------           -----
Exploration and Production                        105,192*          70.72        83,214*         66.68      115,200*          62.04
Refining and Marketing                             19,206           12.91        16,454          13.18       28,000           15.08
Chemicals and Marketing                            10,681            7.18        13,569          10.87       16,000            8.62
Natural Gas and Pipeline                           11,309            7.60        11,137           8.92       18,000            9.69
Other                                               2,358            1.59           427           0.35        8,500            4.57
                                                  -------           -----       -------          -----      -------           -----

Total                                             148,746             100       124,801            100      185,700             100
                                                  =======           =====       =======          =====      =======           =====

* If investments related to geological and geophysical exploration costs were included, the capital expenditures and investments for the Exploration and Production segment for 2005 and 2006, and the estimates for the same in 2007 would be RMB92,233 million, RMB114,520 million and RMB127,200 million, respectively.

Exploration and Production

The majority of the Group's capital expenditures were related to the Exploration and Production segment. For the twelve months ended December 31, 2006, capital expenditures in relation to the Exploration and Production segment amounted to RMB105,192 million, including RMB20,481 million for exploration activities and RMB75,050 million for development activities. For the twelve months ended December 31, 2005, capital expenditures in relation to this segment totaled RMB83,214 million, including RMB16,499 million for exploration activities and RMB59,113 million for development activities. The increase in capital expenditures was primarily due to an increase in expenditures relating to oil and gas exploration and exploitation which reflects the Group's goal to stabilise the production of crude oil in eastern China, rapidly develop its business in western China and accelerate the development of natural gas business. In addition, the Group also increased the capital expenditures in relation to the safety and environmental protection for this segment in 2006.

The Group anticipates that capital expenditures for the Exploration and Production segment for the twelve months ending December 31, 2007 will amount to RMB115,200 million. Approximately RMB20,000 million will be used for oil and gas exploration, and RMB95,200 million will be used for oil and gas exploitation. Exploration and exploitation activities will be mainly carried out in basins including the Erdos, Junggar, Tarim, Songliao, Sichuan, Bohai Bay and Chaidamu basins.

Refining and Marketing

Capital expenditures for the Group's Refining and Marketing segment for the twelve months ended December 31, 2006 amounted to RMB19,206 million, of which RMB4,923 million was used in the expansion of the retail sales network of refined products and storage infrastructure facilities for oil products, and RMB10,923 million was used in the construction and expansion of refining facilities. The total capital expenditures of this segment for the twelve months ended December 31, 2005 were RMB16,454 million. The increase in these capital expenditures was primarily due to the construction and expansion of refining facilities. In addition, the Group also increased the capital expenditures in relation to the safety and environmental protection for this segment in 2006.

The Group anticipates that capital expenditures for the Refining and Marketing segment for the twelve months ending December 31, 2007 will amount to RMB28,000 million, which shall include approximately RMB20,000 million for construction and expansion of refining facilities and approximately RMB8,000 million for investments in the expansion of the sales network for refined products.

Chemicals and Marketing

Capital expenditures for the Chemicals and Marketing segment for the twelve months ended December 31, 2006 and 2005 amounted to RMB10,681 million and RMB13,569 million, respectively. The decrease was primarily due to a decrease in the investments during the year as a result of the completion of the ethylene expansion projects in Jilin Petrochemical and Lanzhou Petrochemical which commenced operations in 2006.

The Group anticipates that capital expenditures for the Chemicals and Marketing segment for the twelve months ending December 31, 2007 will amount to RMB16,000 million, which are expected to be used primarily for the construction of the ethylene facilities in Dushanzi Petrochemical and Fushun Petrochemical.

Natural Gas and Pipeline

Capital expenditures in the Natural Gas and Pipeline segment for the twelve months ended December 31, 2006 amounted to RMB11,309 million. The Group incurred RMB10,216 million of these expenditures on the construction of long distance pipelines, of which RMB6,334 million were incured on the West-East Gas Pipeline project. For the twelve months ended December 31, 2005, capital expenditures in this segment was RMB11,137 million. The amount of capital expenditures incurred in 2006 was substantially similar to that incurred in 2005.

The Group anticipates that capital expenditures for the Natural Gas and Pipeline segment for the twelve months ending December 31, 2007 will amount to RMB18,000 million, which are expected to be used primarily for increasing transmission capacity by the West-East Gas Pipeline project and for construction of underground natural gas storage facilities and pipelines for crude oil and refined products.

Other

Capital expenditures for Other segment (including research and development activities) for the twelve months ended December 31, 2006 and for the twelve months ended December 31, 2005 were RMB2,358 million and RMB427 million, respectively. The increase in capital expenditure was mainly attributable to the inclusion of capital expenditures for certain research and development activities under the Other segment with effect from January 1, 2006 as opposed to the reporting of such capital expenditures under the Exploration and Production segment, the Refining and Marketing segment, the Chemicals and Marketing segment and the Natural Gas and Pipeline segment in previous years.

The Group anticipates that capital expenditures for Other segment for the twelve months ending December 31, 2007 will amount to approximately RMB8,500 million, which are expected to be used primarily for research and development activities and for construction of ERP and other information systems.

Material Investment

The Group did not hold any material external investment for the year ended December 31, 2006.

Material Acquisitions or Disposals

On December 28, 2006, the Group acquired a 67% equity interest in PKZ from CNPCI, a subsidiary of CNPC for a consideration of RMB21,376 million. Pursuant to the shareholders' agreement in relation to the acquisition of PKZ, each shareholder of PKZ has a veto right relating to certain financial and operating decisions, and is therefore considered as having joint control over PKZ. In accordance with the Group's accounting policy, the Group accounts for its investment in PKZ, using the equity method of accounting from December 28, 2006.

Events after the Balance Sheet Date

On March 16, 2007, the corporate income tax law was passed at the Fifth Session of Tenth National People's Congress of PRC whereby all enterprises with operations in the PRC will be subject to the same statutory income tax rate. The Group will evaluate the impact of the new tax law on the operating results and the financial position of the Group when the new tax law is implemented.

Foreign Exchange Rate Risk

From July 21, 2005, the PRC government reformed the Renminbi exchange rate regime and implemented a regulated floating exchange rate regime based on market supply and demand with reference to a basket of currencies. However, Renminbi is still regulated in capital projects. The exchange rates of Renminbi are affected by domestic and international economic developments and political changes, and supply and demand for Renminbi. Future exchange rates of Renminbi against other currencies could vary significantly from the current exchange rates. As Renminbi is the functional currency of the Company and most of its consolidated subsidiaries, the fluctuation of the exchange rate of Renminbi may have positive or negative impacts on the results of operations of the Group. An appreciation of Renminbi against United States Dollar may decrease the Group's turnover, but the cost for acquiring imported materials and equipment may be reduced. A devaluation of Renminbi against United States Dollar may not have a negative impact on the Group's turnover but may increase the cost for acquiring imported materials and equipment as well as the debt obligations denominated in foreign currencies of the Group.

Commodity Price Risk

The Group is engaged in a wide range of petroleum-related activities. The oil and gas markets are affected by global and regional demands and supplies. Prices of onshore crude oil are determined with reference to the prices of crude oil on the international markets. A decline in the prices of crude oil and refined products could adversely affect the Group's financial position. The Group historically has not used commodity derivative instruments to hedge against potential price fluctuations of crude oil and refined products. Therefore, the Group is exposed to general price fluctuations of oil and gas commodities in 2007 and thereafter.

Industry Risk

Like other oil and gas companies in China, the Group's operating activities are subject to regulation and control by the PRC government in many aspects. This regulation and control, such as by way of grant of exploration and production licences, the imposition of industry-specific taxes and levies and the implementation of environmental and safety standards etc., is expected to have an impact on the Group's operating activities. As a result, the Group may be subject to fairly significant restrictions when implementing its business strategy, developing and expanding its business or maximising its profitability. Any future changes in the PRC governmental policies on the oil and gas industry may also affect the Group's business operations.

Employees and Employee Compensation

Number of employees

As at December 31, 2006 and December 31, 2005, the Group had 446,290 and 439,220 employees, respectively (excluding temporary staff). The table below sets out the number of employees by business segment as at December 31, 2006 :

                                               Number of        Percentage of
                                               Employees            total (%)
                                               ---------        -------------
Exploration and Production                      247,442             55.44
Refining and Marketing                          118,504             26.55
Chemicals and Marketing                          61,152             13.70
Natural Gas and Pipeline                         15,496              3.47
Other*                                            3,696              0.84
                                                -------             -----

Total                                           446,290               100
                                                =======             =====

* "Other" includes staff of the Company's headquarters, specialised subsidiaries, Exploration & Development Research Institute, Planning & Engineering Institute, Petrochemical Research Institute and other units.

Employee Compensation

The total employee compensation payable by the Group for the twelve months ended December 31, 2006 was RMB26,629 million, being the total salaries of employees during the reporting period. Compensation of employees is determined according to industry practice and actual conditions of the Group, and is based on the principles of attracting and retaining high-calibre personnel, and motivating all staff for the realisation of best results.

The Company's senior management remuneration system links senior management financial interests (including those of executive directors and supervisors) with the Group's results of operations and the market performance of its shares. All members of the senior management have entered into performance contracts with the Company. Under this system, the senior management members' compensation has three components, namely, fixed salaries, performance bonuses and stock appreciation rights. The variable components in their compensation account for approximately 70% to 75% of the senior management officers' total potential compensation, including approximately 0% to 25% forming the performance bonus component and approximately 50% to 70% forming the stock appreciation rights component. Variable compensation rewards are linked to the attainment of specific performance targets, such as net profit, return on capital and cost reduction targets. The chart below sets forth the components of the total potential compensation for key officers:

                                                     Stock appreciation     Performance
                                Basic salary (%)             rights (%)       bonus (%)
                                ----------------     ------------------     -----------
Chairman                              30                     70                    0
President                             25                     60                   15
Vice Presidents                       25                     60                   15
Department General Managers           25                     50                   25

Details of the directors' and supervisors' emoluments for the twelve months ended December 31, 2006 and December 31, 2005 were as follows (for remuneration for each of the directors and supervisors on a named basis, please see the consolidated financial statements of the Group and notes proposed to be submitted to the HKSE and published on the website of the HKSE on or before April 30, 2007):

                                                   2006               2005
                                                -------            -------
                                                RMB'000            RMB'000
                                                -------            -------
Subsidies for directors and supervisors          1,473                897
Salaries, allowances and other benefits          3,937              4,031
Contribution to retirement benefit scheme          165                 57
                                                 -----              -----

                                                 5,575              4,985
                                                 =====              =====

The number of directors and supervisors whose emoluments fall within the following band (including directors and supervisors whose term expired during the year):

                                                   2006         2005
                                                 ------       ------
                                                 Number       Number
                                                 ------       ------
RMB Nil--RMB1,000,000                              20           25
                                                   ==           ==

Upon exercise of their stock options, members of the senior management will not receive any shares in the Company, but will, by way of stock appreciation rights, receive a monetary sum which is calculated on the basis of the share price of the H shares listed on the HKSE.

Training Programmes

The training programmes of the Company for 2006 have been geared towards achieving the development strategy and operating objectives of the Company. In line with the strategic requirement for "a strong corporation with highly talented personnel", the Company has targeted senior management officers, senior professional and technical staff and highly skilled staff in its training programme with a focus on the training of the "core" and 'backbone" personnel and strived to build a proficient operating and management team, a technology innovation team and a skilful operators' team to ensure the supply of talents required for the continuous, stable and co-ordinated rapid development of the Company.

Medical Insurance

Since October 1, 2002, the Company's headquarters and its regional branches based in Beijing have joined the basic medical insurance scheme organised by the Beijing Municipality, making contributions at 9% of the total basic salaries of the employees. Other local subsidiaries and branches of the Group have also participated in their respective local basic medical insurance schemes.

As basic medical insurance is organised by local authorities, the dates of implementation, rates of contribution and reimbursement methods vary with the localities. The rate of contribution is generally set at 6% to 10% of the total basic salaries of the employees.

In accordance with the relevant regulations of the PRC government, the Group has given permission to local subsidiaries and branches which have participated in local basic insurance schemes to establish a supplemental medical insurance scheme from 2002. Contributions to the schemes are set at no more than 4% of the total salaries and will be booked as cost.

CONTINGENT LIABILITIES

Information on the Group's contingent liabilities as at December 31, 2006 is as follows:

Bank and other guarantees

At December 31, 2006, the Group had contingent liabilities in respect of guarantees made to CP Finance, a subsidiary of CNPC, and a State-controlled bank from which it is anticipated that no material liabilities will arise.

                                                                       December 31,    December 31,
                                                                               2006            2005
                                                                       ------------    ------------
                                                                        RMB million     RMB million
                                                                       ------------    ------------
Guarantee of borrowings of associates from CP Finance                       162             187
Guarantee of borrowings of third party from a State-controlled bank          41              --
                                                                            ---             ---
                                                                            203             187
                                                                            ===             ===

Environmental liabilities

CNPC and the Group have operated in China for many years. China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. The outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the financial statements, that will have a material adverse effect on the financial position of the Group.

Legal contingencies

The Group is the named defendant in certain insignificant lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcome of such contingencies, lawsuits or other proceedings cannot be determined at present, the management of the Group believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

Leasing of roads, land and buildings

According to the Restructuring Agreement entered into between the Company and CNPC in 1999 upon the formation of the Company, CNPC has undertaken to the Company the following:

- CNPC will use its best endeavours to obtain formal land use right certificates to replace the entitlement certificates in relation to the 28,649 parcels of land which were leased or transferred to the Company from CNPC, within one year from August, September and October 1999 when the relevant entitlement certificates were issued;

- CNPC will complete, within one year from November 5, 1999, the necessary governmental procedures for the requisition of collectively-owned land on which 116 service stations owned by the Company are located; and

- CNPC will obtain individual building ownership certificates in the name of the Company for all of the 57,482 buildings transferred to the Company by CNPC, before November 5, 2000.

As at December 31, 2006, CNPC had obtained formal land use right certificates in relation to 27,494 out of the above-mentioned 28,649 parcels of land, some building ownership certificates for the above-mentioned buildings, but has completed none of the necessary governmental procedures for the above-mentioned service stations located on collectively-owned land. The Directors of the Company confirm that the use of and the conduct of the relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. In the management's opinion, the outcome of the above events will not have a material adverse effect on the operating results or the financial position of the Group.

Group insurance

Except for limited insurance coverage for vehicles and certain assets subject to significant operating risks, the Group does not carry any other insurance for property, facilities or equipment with respect to its business operations. In addition, the Group does not carry any third-party liability insurance against claims relating to personal injury, property and environmental damages or business interruption insurance since such insurance coverage is not customary in China. While the effect of under-insurance on future incidents cannot be reasonably assessed at present, management believes that it may have a material impact on the operating results but will not have a material adverse effect on the financial position of the Group.

Other

On November 13, 2005, explosions occurred at a manufacturing facility of a branch of the Company located in the Jilin Province. The investigation into the accident was completed by the PRC government in December 2006. Based on the results of the investigation, the Company paid a fine of RMB1 million in settlement of all liabilities related to the accident.


MARKET REVIEW

Crude Oil Market Review

In 2006, there was a huge oil demand but limited increase in oil supply in the international market. International crude oil prices continued to soar and hit record high in the course of the year as a result of factors such as limitation in the oil refining capacity and instabilities in certain oil producing countries. The annual average prices for WTI, Brent and Minas crude oil were US$66.04, US$65.15 and US$65.24 per barrel, respectively, representing an increase of US$9.45, US$10.62 and US$11.05 per barrel, respectively, over the annual average prices in 2005. Corresponding to the rise in international oil prices, domestic crude oil prices also increased. The average realised price for domestic crude oil in 2006 was higher than that of 2005.

Net domestic crude oil imports continued to increase in 2006 by 16.8% to a net total of 139 million tons compared with the previous year. Domestic crude oil output and the amount of crude oil processed reached 184 million tons and 288 million tons, respectively.

Refined Products Market Review

International oil product prices rocketed and maintained at a high level throughout 2006. Domestic refined product prices, however, are not in line with the prices in the international market. Refineries incurred heavy losses in processing. There was a drastic reduction in resources supplied by local refineries. In 2006, transportation of refined products was affected by tight transportation capacity. Overall, there was a tight supply of refined products, a balance in the demand and supply of gasoline, and a rather tight supply of diesel in 2006, and there was a strong pressure for steady supply in the market. Production resumed in local refineries in the fourth quarter as international oil prices dropped. As a result, local refineries resumed production and the tight supply of resources was slightly alleviated. Nominal consumption increased by 6.1% to 174.40 million tons.

Chemical Products Market Review

The PRC economy maintained steady and moderate growth in 2006 with a growth on the GDP by 10.7%. The growth of the PRC economy has created a constant source of demand for energy. The domestic demand for chemical products remains buoyant. Notwithstanding an increase in the production of petrochemical products in 2006 from CNOOC-Shell petrochemical project that commenced production during the year, Jilin Petrochemical Company commenced production of HDPE, Maoming Petrochemical Company commenced production of polypropylene and Daqing Refinery commenced production of polypropylene, the level of increase of petrochemical products was moderate and limited due to factors such as inspection and maintenance of production facilities and unscheduled shut down of production facilities. The overall market condition favours petrochemical products suppliers. Prices of petrochemical products remained high and certain petrochemical products hit new record highs under surging crude oil prices. At the same time, surging crude oil prices throughout the year has increased the cost of raw materials for petrochemical products. As a result, the cost of production of petrochemical products increased remarkably in 2006.

Natural Gas Market Review

At the end of 2005, the PRC government introduced a new pricing regulation for natural gas and increased the ex-factory price of natural gas. To a certain extent, this measure tempered the runaway increase in the demand for natural gas. In 2006, domestic supply of natural gas failed to meet demand.


BUSINESS REVIEW

For the twelve months ended December 31, 2006, total crude oil and natural gas output of the Group was 1,059.4 million barrels of oil equivalent, including
830.7 million barrels of crude oil and 1,371.9 billion cubic feet of marketable natural gas, representing an average daily output of 2.28 million barrels of crude oil and 3,760 million cubic feet of marketable natural gas. A total of
832.80 million barrels of crude oil and 1,357.0 billion cubic feet of natural gas were sold. The Group sold approximately 83% of the crude oil to its refineries. In 2006, the lifting cost for the oil and gas operations of the Group was US$6.74 per barrel, representing an increase of 27.7% from US$5.28 per barrel in 2005. There were two main reasons for the increase in oil and gas operating costs. Firstly, the Group sped up the utilisation of reserves that were difficult to explore and undertook more risky operations, leveraging on the opportunity presented by high crude oil prices. This had led to an increase in unit lifting cost. Secondly, the expansion of production scale, the increases in the prices of raw material, electricity and employees' salaries led to an increase in operating cost, maintenance cost and staff cost. In addition, fluctuation in exchange rates exerted great impact on the increase of unit lifting cost during 2006.

For the twelve months ended December 31, 2006, the Group's refineries processed 785 million barrels of crude oil, representing an average of 2.15 million barrels per day. Approximately 82% of the crude oil processed in the Group's refineries was supplied by the Exploration and Production segment. The Group produced approximately 68.32 million tons of gasoline, diesel and kerosene and sold approximately 74.90 million tons of these products. The Group actively expanded its sales and distribution networks, in particular the retail sales network, by capitalising on the complementary value-added effect of the integration of refining and marketing. As at December 31, 2006, there were 18,207 units of service stations which were either owned, controlled or franchised by the Group or owned by CNPC but to which the Group provided supervisory support. The cash processing cost of the Group's refineries increased from RMB145 per ton to RMB169 per ton.

For the twelve months ended December 31, 2006, the Group produced 2.068 million tons of ethylene, 3.061 million tons of synthetic resin, 1.232 million tons of synthetic fiber raw materials and polymer, 0.312 million tons of synthetic rubber and 3.576 million tons of urea.

For the twelve months ended December 31, 2006, the Group sold 1,200.5 billion cubic feet of marketable natural gas through the Natural Gas and Pipeline segment. The Group currently owns and operates 20,590 kilometres of regional natural gas pipeline networks, of which 19,662 kilometres are operated by the Natural Gas and Pipeline segment. For the twelve months ended December 31, 2006, the Group owned and operated 9,620 kilometres of crude oil pipeline and 2,413 kilometres of pipeline for refined products.


STANDARDISED OPERATIONS AND BUSINESS PROSPECTS

The Company strictly abides by the laws and regulations of its respective places of listing and operates prudently and steadily and manages in an efficient manner within the regulatory framework.

The Group achieved fruitful results in oil and gas exploration and the oil and gas output reached another historical high. The Group achieved significant results in exploration of proven geological oil reserves and three-level natural gas reserves. The oil reserve replacement ratio remained at more than one. Comprehensive measures were implemented in oil and gas development by enhancing the recovery rate of mature oilfields and effectively controlling natural decline and overall decline and the rate of increase of water level. At the same time, the foundation for steady and increased production was reinforced by accelerating the increase of production capacity at new oilfields. Crude oil output set a new record high. Natural gas output grew rapidly. In 2006, output of marketable natural gas reached 1,371.9 billion cubic feet, representing an increase of 2.7 times from that of 2000.

The Group achieved efficiency and stability in its refining operations and continued to increase allocation of resources in this segment. Facing the growing demand in the market, the Group overcame insufficient processing capacity in the refining operations, adversities caused by the gap between the prices on domestic refined products and crude oil, onerous inspection and maintenance responsibilities and other difficulties by optimising the allocation of resources and achieving full and steady production capacity at the principal facilities. The processing load rate of refining facilities hit a historical high. Key technical and economic indicators were further improved. The Group maintained its leading position in the production utilisation output of chemical ethylene in the domestic market. In the marketing of refined products and chemical products, market analysis and forecast was enhanced. Production, transportation and distribution were better co-ordinated. Allocation of resources was improved. Sales were responsive to market demands. The marketing network was further improved. As a result, stable supply in the market was achieved.

Constructions of key projects are proceeded on schedule with certain projects commenced commercial operation as planned. The construction of key projects for the refinery and petrochemical segments progressed in an orderly manner, easing off the inadequacy in processing capability in oil refining. The Group's ethylene production capability was strengthened and the scale of production was further expanded. The Group made smooth progress in the construction of oil and gas pipelines. The China-Kazakhstan Pipeline, the refined oil pipeline in western China, the Ji-Ning Connection Line and the Huai-Wu Connection Line were completed and came into operation. Construction of the trunk line of the crude oil pipeline in western China was completed. Construction projects of ancillary facilities for the West-East Gas Pipeline were implemented smoothly. Construction of the Dagang-Zaozhuang Refined Oil Pipeline, the Lanzhou-Yinchuan Gas Transmission Pipeline and the Daqing-Harbin Gas Transmission Pipeline commenced and made smooth progress.

The Group improved its internal control system and risk management control capability. Focusing on risk control and management, the Group carried out comprehensive risk management by strengthening its internal control system, paying attention to testing and strengthening internal control, and improving its organisational structure and task network in 2006. Risk management on legal risks was put in place in a systematic manner and under a set of rules and procedures. This was conducive to the establishment of systems, construction of important projects and management of equity rights.

The Group paid special emphasis on achieving safety, environmental protection as well as energy saving and strengthened its efforts in this direction gradually. The Group established the concept of "prioritising safety, environmental protection and people-orientation" and pushed forward the establishment of its Health, Safety and Environmental Protection Management System ("HSE'). The
Group emphasised on achieving safety, environmental protection and energy saving and strived to build itself up as a balanced and harmonious enterprise.

Looking forward in 2007, global economy may hopefully be able to maintain rapid growth which will lead to a gradual increase in the demand for energy products. The rapid development of the Chinese economy will continue to fuel the demand for oil and natural gas. We believe the Chinese market will open up further in the post-WTO transitional period. China has been adjusting its financial and tax policies in view of the potential risk of further appreciation of Renminbi and the increasing exposure on foreign exchange risk. At the same time, it is expected that government regulation will be more stringent and the public will become more concerned about changes in oil prices and steady supply of oil and gas. The Group shall respond proactively to complicated and ever changing external conditions and fierce market competition in its future development, operate steadily, place greater emphasis on and implement the three key strategies concerning resources, market orientation and internationalisation, and simultaneously maintain rapid development of its core businesses.

The Group will continue to strengthen its oil and gas exploration and development and further consolidate and upgrade its resources bases so as to maintain growth in the production. The Group will carry out oil and gas exploration at eight basins, including Bohai Bay Basin, Erdos Basin and Sichuan Basin. Further geological studies will be conducted. Key projects will be prioritised. In oil and gas exploration, great importance will be placed to the exploration of mature oilfields and unearthing of potential sources, building up of key production capability will be adequately completed. Production facilities in the key areas will be secured. The Group will actively proceed with the large scale exploration of coalbed gas, develop biomass energy and other new form of energy, and make greater efforts to assess oil shale, oil sand and other non-conventional form of resources.

The Group will continue to place greater emphasis on modification and optimisation of its refinery and petrochemical business structure and to commence construction of production facilities steadily in order to improve the operational efficiency. The Group will co-ordinate the optimal allocation of resources and promote partial optimisation and modification of business structure. The Group will also continue to improve different economic and technological indicators in order to ensure the production infrastructure can operate in the long run. The Group will endeavour to optimise product mix, improve the quality of oil products and increase the output of high value-added products. The sale of refined products should be market-oriented with improvements resulting from better allocation of marketing resources, transportation and logistics. The Group will also endeavour to improve the sales and marketing and the retail sales network. In the sales of petrochemical products, centralised sales will be enhanced and market forecast and the pricing mechanism will be perfected.

The Group will continue to speed up construction of major pipelines and ancillary facilities in order to maintain a stable supply of natural gas in the market. In the sale of natural gas, allocation and striving for an overall balance of resources will be carried out, management of operation of pipelines will be enhanced, thereby achieving a safe and steady supply of gas so as to benefit further from the optimisation attained by improvement in the sales network nationwide.

The Group will continue to expand the development of international businesses in order to improve its strength in scale and competitiveness. The Group will continue to strive for more high quality reserves by strengthening the sophisticated exploration carried out in its existing overseas oil and gas businesses and accelerating exploration and development in key areas. The Group will also work on maintaining steady supplies in mature oilfields and accelerating the commencement of production for new projects. The Group will further place emphasis on key segments and regions and promote rapid development and further expansion of its overseas businesses.

The Group will continue to adopt measures to ensure safety, environmental protection and energy saving and strictly abide by the PRC laws and regulations on safety, environmental protection and energy saving. The Group will strengthen the elimination of potential safety and environmental risks, as well as the reform on energy and water saving, and take more effective measures to strengthen management of safety, environmental protection and energy saving in various important domains and key sectors. The Group will promote the effective operation of the HSE management system and make an effort to build itself up as a balanced and harmonious enterprise.

In its future development, the Group will place emphasis on two main principles, namely, relying on efficient and scientific development and building up a balanced and harmonious enterprise. The Group will continue to conduct its business in a prudent and steady manner, thereby increasingly enhance its corporate value and actively fulfills its economic, environmental and social responsibilities to maximise returns to its equity holders, the society and its staff.


FINAL DIVIDENDS AND TEMPORARY CLOSURES OF REGISTER OF MEMBERS

The Board recommends to pay final dividends of RMB0.154699 per share (inclusive of applicable tax) from the balance of 45% of the net profit for the twelve months ended December 31, 2006 less the interim dividends for 2006 paid on September 26, 2006. The proposed final dividends are subject to shareholders' approval at the forthcoming annual general meeting to be held on May 16, 2007. The final dividends will be paid to shareholders whose names appear on the register of members of the Company at the close of business on May 16, 2007. The register of members will be closed from April 16, 2007 to May 16, 2007 (both days inclusive) during which period no transfer of shares will be registered. In order to qualify for the final dividends, all transfer documents must be lodged, together with the relevant share certificates, at the Hong Kong Registrars Limited no later than 4 p.m. on April 13, 2007.

In accordance with Article 149 of the Company's Articles of Association, dividends payable to the Company's shareholders shall be declared in Renminbi. Dividends payable to the holders of state-owned shares shall be paid in Renminbi while dividends payable to the holders of H shares shall be paid in Hong Kong Dollars. The amount of Hong Kong Dollars payable shall be calculated on the basis of the average of the closing exchange rates for Renminbi to Hong Kong Dollar as announced by the People's Bank of China for the week prior to the declaration of the dividends at the shareholders' meeting to be held on May 16, 2007.

Final dividends will be paid on or around June 1, 2007.


REPURCHASE, SALE OR REDEMPTION OF SECURITIES

The Company or any of its subsidiaries did not sell any securities of the Company, nor did it repurchase or redeem any of the securities of the Company during the twelve months ended December 31, 2006.


COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted the Model Code for Securities Transactions for Directors of Listed Issuers contained in Appendix 10 of the Listing Rules (the 'Model Code'). The Company has made an inquiry with all its Directors and Supervisors. Each Director and Supervisor has confirmed to the Company that each of them has complied with the requirements set out in the Model Code.

COMPLIANCE WITH THE CODE OF CORPORATE GOVERNANCE PRACTICES

The Company has fully complied with the code provisions under the Code of Corporate Governance Practices under the Listing Rules applicable during the reporting period.


AUDIT COMMITTEE

The members of the audit committee of the Company formed pursuant to Appendix 14 of the Listing Rules include Mr Franco Bernabe, Mr Tung Chee-Chen, Mr Liu
Hongru and Mr Gong Huazhang. The main responsibilities of the audit committee are the review and monitoring of the form of financial submissions and the internal control mechanism of the Group and giving advice to the Board of Directors. The audit committee of the Company has reviewed and confirmed the final results announcement and the annual report for the twelve months ended December 31, 2006.

The figures in respect of the preliminary announcement of the Group's results for the year ended December 31, 2006 have been agreed by the Company's auditors to the amounts set out in the Group's audited consolidated financial statements for the twelve months ended December 31, 2006.


PUBLICATION OF RESULTS ON THE WEBSITE OF THE HKSE AND OF THE COMPANY

In accordance with the requirements under the Listing Rules which are applicable to the reporting period, the 2006 annual report containing all information about the Company set out in this preliminary announcement of results for the year ended December 31, 2006 will be posted on the website of the HKSE (website: http://www.hkex.com.hk) on or before April 30, 2007. This information will also be published on the website of the Company (website: http://www.petrochina.com.cn).

                                          By Order of the Board of Directors
                                              PetroChina Company Limited
                                                       Chen Geng
                                                       Chairman
                                                    Beijing, the PRC
                                                     March 19, 2007


As at the date of this announcement, the Board comprises Mr. Chen Geng as the Chairman; Mr. Jiang Jiemin as the Vice-Chairman; Mr. Duan Wende as executive director; Mr. Zheng Hu, Mr. Zhou Jiping, Mr Wang Yilin, Mr. Zeng Yukang, Mr. Gong Huazhang and Mr. Jiang Fan as non-executive directors; and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive directors.

This preliminary results announcement contains certain forward-looking statements with respect to the financial position, financial results and business of the Group. These forward-looking statements are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group's current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements.

Please also refer to the published version of this announcement in South China Morning Post.

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            PetroChina Company Limited



Dated: March 20, 2007                       By: /s/ Li Huaiqi
                                                -------------------------------
                                            Name:  Li Huaiqi
                                            Title: Company Secretary